Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

Commission file number 333-53422

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
(Full title of the plan)

CANADIAN NATIONAL RAILWAY COMPANY
(Name of issuer of securities)

935 de La Gauchetiere St. West, Montreal, Quebec, Canada H3B 2M9
(Address of issuer’s principal executive offices)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

     CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
Management Savings Plan for U.S. Operations:

We have audited the accompanying statements of net assets available for benefits of Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed)

KPMG LLP

Chicago, Illinois
June 27, 2006

     CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

Investments at fair value	$124,586,818	$107,036,413

Receivables:
Participants’ contributions	275,631	262,389
Employer’s contributions	84,569	85,058
Other	-	26,687

Total receivables	360,200	374,134

Net assets available for benefits	$124,947,018	$107,410,547

See accompanying Notes to Financial Statements.

     CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

Additions to net assets:
Investment income:
Dividends and interest	$5,408,232	$2,910,286
Net appreciation in fair value of investments (note 5)	4,003,579	7,633,048

Total investment income	9,411,811	10,543,334

Contributions:
Participants	5,150,847	3,969,772
Employer	1,746,335	1,271,849
Rollover contributions and other	668,841	225,114

Total contributions	7,566,023	5,466,735

Transfer of plan assets, net (note 3)	12,955,351	12,967,279

Total additions	29,933,185	28,977,348

Deductions from net assets:
Participants' distributions	12,386,643	8,874,161
Administrative expenses	10,071	9,115

Total deductions	12,396,714	8,883,276

Net increase	17,536,471	20,094,072

Net assets available for benefits, beginning of year	107,410,547	87,316,475

Net assets available for benefits, end of year	$124,947,018	$107,410,547

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2005 AND 2004

1. THE COMPANY

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

2. DESCRIPTION OF PLAN

The following brief description of the Canadian National Railway Company Management Savings Plan for U.S. Operations (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

GENERAL
The Plan, as amended through July 1, 2005, covers certain employees of the Illinois Central Railroad Company (ICR), Grand Trunk Western Railroad Incorporated (GTW), IC Rail Marine Terminal Company, Chicago, Central and Pacific Railroad Company, Duluth, Winnipeg and Pacific Railway Company, Wisconsin Central Limited (WCL), Sault Ste. Marie Bridge Company (SSM), Bessemer and Lake Erie Railroad Company (BLE), Duluth, Missabe and Iron Range Railway Company (DMIR), and Pittsburgh and Conneaut Dock Company (PCD). These companies are direct or indirect subsidiaries of CN. Prior to November 1, 2000, ICR maintained the Illinois Central Railroad Company Supplemental Retirement and Savings Plan (the “IC Plan”) and GTW maintained the Grand Trunk Group Employee Savings Plan (the “Grand Trunk Plan”) for the benefit of their respective eligible employees. The Plan is a result of the merger of the IC Plan with the Grand Trunk Plan. On June 30, 2004, the WCL and SSM management employees covered by the Wisconsin Central Transportation Corporation 401K Savings Plan (the “WC Plan”) became members of the Plan. Effective January 1, 2005, the BLE, DMIR, and PCD management employees also became members of the Plan, the date on which the Bessemer Savings Plan for Salaried Employees merged into the Plan. Eligible employees may enroll in the Plan upon date of hire. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2004, Fidelity Investments Trust Company (the “Trustee”) was the appointed trustee and recordkeeper of the Plan. Until June 30, 2004, American Express Trust Company was the trustee of the Plan under a trust agreement with the Company and also performed administrative services including participant accounting.

There were 1,582 and 1,287 participants in the Plan at December 31, 2005 and 2004, respectively.

CONTRIBUTIONS
Participants may elect to make contributions to the Plan through periodic payroll deductions in amounts ranging from 1% to 100% (up to 20% prior to July 1, 2002) of their eligible earnings. The total pre-tax contributions by a participant were limited to $14,000 in 2005 and $13,000 in 2004 (the limit will increase to $15,000 in 2006, after

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2005 AND 2004

which the limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code). Effective July 1, 2002, the Plan incorporated the “Catch-up” provisions provided for in the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) for employees meeting the eligibility requirements set forth therein. The “Catch-up” provision allows employees who are at least age 50 by the end of the plan year to contribute additional pre-tax dollars up to a maximum amount of $4,000 in 2005 and $3,000 in 2004 (the maximum amount will be $5,000 in 2006, after which the amount will be increased by the IRS to reflect increases in the cost of living).

Contributions on behalf of employees who have made pre-tax contributions to the Plan during the plan year, are made by the Company, in lieu of an equal amount of salary. For participants other than those employed by BLE, DMIR, and PCD, the contributions amount to 50% of each participant’s contributions up to the first 6% of eligible earnings (a maximum Company contribution of 3% of eligible earnings). For participants employed by BLE, DMIR, and PCD, the contributions amount to 100% of each participant’s contributions up to the first 6% of eligible earnings (a maximum Company contribution of 6% of eligible earnings), the same contribution rate available under the Bessemer Savings Plan for Salaried Employees prior to January 1, 2005. The Company may change the 50% matching rate or the 6% rate to any other percentages, including 0%. The Company does not match the participants’ “Catch-up” contributions.

INVESTMENT OF CONTRIBUTIONS
The Plan permits participants to invest their own contributions, the Company’s matching contributions and the supplemental contributions in various investment funds. Effective December 31, 2005, the funds were as follows:

Fidelity Managed Income Portfolio II
This stable value fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The portfolio invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity. Some investment contracts are structured solely as a general debt obligation of the issuer. Other investment contracts (“wrap contracts”) are purchased in conjunction with an investment by the portfolio in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds. The portfolio may also invest in futures contracts, option contracts and swap agreements.

Fidelity Capital Appreciation Fund
This mutual fund invests primarily in common stocks (either growth or value) of domestic and foreign issuers. In selecting instruments, it uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions.

Fidelity Spartan U.S. Equity Index Fund
This mutual fund invests primarily in securities related with the price and yield performance of the S&P 500 Index.

Fidelity Spartan International Index Fund
This mutual fund invests a minimum of 80% of the fund’s assets in stocks that are included in the Morgan Stanley Capital International Europe, Australia, and Far East (MSCI EAFE) Index, which represents the performance of foreign stock markets, excluding emerging market countries. It aims to track the performance of the MSCI EAFE Index.

ICM Small Company Portfolio
This mutual fund invests a minimum of 80% of the fund’s assets in equity securities of smaller companies, primarily those with low price to earnings, price to cash flow or price to book ratios.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2005 AND 2004

American Funds Investment Company of America
This mutual fund invests primarily in high quality equity securities of larger companies.

American Funds EuroPacific Growth Fund
This mutual fund invests a minimum of 65% of the fund’s assets in stocks of companies located overseas, primarily in Europe and the Pacific Basin, with a maximum of 20% in securities of companies located in developing countries. In addition, the fund may purchase American depository receipts.

PIMCO Total Return Fund
This mutual fund invests a minimum of 65% of assets in debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities, with an average maturity of three to six years. It may invest a maximum of 20% of the fund’s assets in foreign-currency denominated securities.

Dodge & Cox Balanced Fund
This mutual fund invests in a diversified mix of common stocks and fixed-income instruments. It may invest from 40% to 70% of the fund’s assets in common stocks and convertible securities.

Dodge & Cox Stock Fund
This mutual fund invests primarily in a broadly diversified portfolio of common stock of companies which, in its opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth.

Calamos Growth Fund
This mutual fund invests in companies with above-average, sustainable earnings growth potential.

Fidelity Retirement Money Market Portfolio
This mutual fund invests in short-term, high quality debt securities which include certificates of deposit of highly rated banks, U.S. Treasury notes and bills and Agency issues, and top rated commercial paper.

Fidelity Freedom Funds
These mutual funds invest in a combination of Fidelity equity, fixed-income and money market mutual funds, with the allocation among the three varying with the number of years until the Freedom funds reach their target retirement date (the Fidelity Freedom 2010, 2020, 2030, and 2040 funds are targeted to investors expected to retire around those years). Once the target dates have been met, the funds continue to become more conservative for five to ten years until the asset mix is approximately the same as the Freedom Income Fund at which time the funds will merge.

PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s contributions, all of the Company’s contributions, and an allocation of earnings and expenses based on the performance of each investment. The allocation of each is based on the participant’s account balances at the time of allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

VESTING
Participants are fully vested in the entire amount in their account at the time of contribution, including the Company’s matching contribution.

PAYMENT OF BENEFITS
Participants may be entitled to a withdrawal in the event of financial hardship as defined in the Plan. The Plan also

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2005 AND 2004

allows for in-service distributions to participants upon attaining the age of 59½.

Upon termination of service, a participant may leave their account in the Plan, or may elect to receive the value of the account in a lump-sum payment or as a direct transfer to another qualified retirement plan subject to certain conditions. However, a participant with an account balance of $5,000 or less may select from the latter two options only.

EXPENSES
Administrative expenses for maintenance of plan financial records, participant statements, service fees on insurance contracts and trustee fees are paid from plan assets. All other administrative expenses of the Plan are paid by the Company.

LOANS
Participants may borrow from their accounts by taking one loan (maximum of two loans if one or both were outstanding as of June 30, 2004) with a minimum amount of $1,000, and a total maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loans must be repaid within 5 years, or 10 years, if the funds are used to construct or purchase a primary residence. The interest rate on the loans is equal to the prevailing prime rate as of the beginning of the calendar quarter in which the participant applies for the loan plus one percent. For the second half of 2004, the interest rate on the loans, as determined by the Pension Committee, was at least equal to the rate charged by lenders for similar loans and was adjusted from time to time as circumstances warranted. For the first half of 2004, the loans accrued interest at the rate of prime plus one percent. Interest rates on loans outstanding at December 31, 2005 ranged from 4.0% to 10.5%. Upon termination of service, the unpaid balance is deducted from the account balance to which the participant is entitled. Loans deemed to be in default are recorded as distributions.

As at December 31, 2005, loans outstanding were $1,267,864 ($1,148,847 in 2004), net of deemed defaulted loans of $21,017 ($6,696 in 2004).

WITHDRAWALS
Withdrawals are recorded in the period in which they are paid to participants.

PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will receive the full amount of plan assets in their respective accounts.

3. TRANSFER OF PLAN ASSETS

In 2005, net transfer of plan assets amounted to $12,955,351, which was comprised of the following asset transfers from CN-related employee plans: $12,381,327 was transferred in by approximately 115 participants of the Bessemer Savings Plan for Salaried Employees and $574,024, comprised of asset transfers from the Canadian National Railway Company Union Savings Plan for U.S. Operations.

In 2004, net transfer of plan assets amounted to $12,967,279 which was mainly comprised of the following asset transfers from/to CN-related employee plans: $14,563,722 was transferred in by approximately 200 participants of the Wisconsin Central Transportation Corporation 401K Savings Plan and the Plan transferred out plan assets of $1,596,239 to the Canadian National Railway Company Union Savings Plan for U.S. Operations.

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2005 AND 2004

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
Investments are stated at fair value whereby stocks are valued using the quoted market prices and mutual funds are valued at the redemption price established by the mutual fund administrator.

Purchases and sales of securities are recorded on a trade-date basis. Contributions and interest income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CASH AND CASH EQUIVALENTS
The Plan considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

5. INVESTMENTS

Investments that represent 5% or more of net assets available for benefits at December 31, 2005 and 2004 are as follows:

	2005	2004

Fidelity Managed Income Portfolio II	$29,446,922	$-
Stable Value Fund	-	29,597,397
Fidelity Capital Appreciation Fund	14,129,467	14,288,469
American Funds EuroPacific Growth Fund	11,776,175	8,416,081
Dodge & Cox Balanced Fund	11,603,799	9,507,008
ICM Small Company Portfolio	10,534,727	8,618,567
American Funds Investment Co. of America	10,195,571	8,842,784
Fidelity Spartan U.S. Equity Index Fund	9,925,379	8,059,047
Canadian National Railway Company	9,339,344	-
CNR Stock Fund	-	8,190,973
PIMCO Total Return Fund	6,534,038	6,042,847

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,003,579 and $7,633,048, respectively, as follows:

CANADIAN NATIONAL RAILWAY COMPANY MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2005 AND 2004

	2005	2004

Mutual Funds	$1,804,859	$4,798,690
Common Stock	2,198,720	2,299,165
Collective Investment Funds	-	535,193

	$4,003,579	$7,633,048

6. FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), dated April 21, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from tax under Section 501(a) of the Code. The plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

7. RELATED PARTY TRANSACTIONS

Fidelity Investments Trust Company, the Trustee of the Plan for the year ended December 31, 2005, managed certain plan investments and therefore, these transactions qualify as party-in-interest transactions.

8. SUBSEQUENT EVENT

For future benefits beginning January 1, 2006, the Company has offered active management employees of the Pension Plan for the Employees of CN U.S. Subsidiaries and the Bessemer Salaried Retirement Plan (both defined-benefit pension plans), a one-time election to continue to accrue benefits in a defined-benefit plan after December 31, 2005, or to accrue benefits after such date under a new employer-contribution feature called the “CN Retirement Contribution” (the DC Plan Feature) which was added to this Management Savings Plan. All new management employees hired on or after January 1, 2006 will accrue benefits under the DC Plan Feature.

During the enrollment period, 342 employees elected to participate in the DC Plan Feature. The Company will make contributions, on behalf of these employees and for all new hires as of January 1, 2006, equal to 3.5% of the participants’ eligible earnings for each year of service beginning January 1, 2006.

     CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
DECEMBER 31, 2005

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

* Fidelity Managed Income Portfolio II	Mutual fund, 29,446,922 shares	$ 29,446,922
* Fidelity Capital Appreciation Fund	Mutual fund, 562,927 shares	14,129,467
American Funds EuroPacific Growth Fund	Mutual fund, 286,595 shares	11,776,175
Dodge & Cox Balanced Fund	Mutual fund, 142,658 shares	11,603,799
ICM Small Company Portfolio	Mutual fund, 290,774 shares	10,534,727
American Funds Investment Co. of America	Mutual fund, 325,114 shares	10,195,571
* Fidelity Spartan U.S. Equity Index Fund	Mutual fund, 224,760 shares	9,925,379
Canadian National Railway Company	Common Stock, 116,741 shares	9,339,344
PIMCO Total Return Fund	Mutual fund, 622,289 shares	6,534,038
Calamos Growth Fund	Mutual fund, 87,897 shares	4,839,591
Dodge & Cox Stock Fund	Mutual fund, 12,121 shares	1,663,195
* Fidelity Retirement Money Market Portfolio	Mutual fund, 1,059,464 shares	1,059,464
* Fidelity Spartan International Index Fund	Mutual fund, 7,074 shares	252,742
* Fidelity Freedom Income Fund	Mutual fund, 35,278 shares	401,115
* Fidelity Freedom 2010 Fund	Mutual fund, 52,819 shares	742,109
* Fidelity Freedom 2020 Fund	Mutual fund, 28,845 shares	424,304
* Fidelity Freedom 2030 Fund	Mutual fund, 15,402 shares	231,340
* Fidelity Freedom 2040 Fund	Mutual fund, 24,878 shares	219,672

Plan participants	Participant loans, interest ranging
	from 4.0% -10.5%, maturing
	January 2006 through July 2018	1,267,864

		$124,586,818

* Party-in-interest transaction

See accompanying report of independent registered public accounting firm.

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Canadian National Railway Company Management Savings Plan for U.S. Operations

(Name of Plan)

Date: June 28, 2006	/s/ Ardyth A. Cutler

Plan Administrator